Securities and Exchange Commission

Washington, DC 20549

Schedule 14D-9

Solicitation/Recommendation Statement Under Section
14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.   )

International Rectifier Corporation

(Name of Subject Company)

International Rectifier Corporation

(Name of Persons Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

460254-10-5

(CUSIP Number of Class of Securities)

Timothy Bixler

Vice President, General Counsel and Secretary

233 Kansas Street

El Segundo, CA 90245

310-726-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is an e-mail message sent to International Rectifier Corporation’s employees on September 16, 2008:

Dear IR Employees,

Today, our Board of Directors, with the assistance of its financial and legal advisors, unanimously rejected Vishay’s unsolicited revised proposal and unanimously determined that Vishay’s $23 per share offer significantly undervalues the future prospects of the company and is not in the best interests of International Rectifier and its stockholders.

The Board believes that the latest unsolicited proposal by Vishay is once again opportunistic and significantly undervalues IR in terms of the momentum of our business, our key technology and product leadership in power management and the significant value we expect to create for our stockholders through the implementation of our strategic plan.

I remain steadfast in my belief in International Rectifier’s potential and the value-creation strategy that we are implementing. This potential is reflected by the commitment of our senior management team to maintain the company’s position at the forefront of power management, the contribution of our talented employees towards achieving our goals, and the excitement our customers have expressed towards our product roadmaps and leading-edge technologies including our recently launched GaN technology platform for power conversion that is set to revolutionize our industry.

It has been an event-filled period and, as you know, yesterday we reached another milestone in filing our 2008 annual report with the SEC. With many significant achievements behind us in a short timeframe, our over-riding goal must be to focus on the implementation of our business plan to continue to deliver innovative energy-efficient technologies and products that meet our customers’ requirements in order to create real value for our shareholders.

You are encouraged to direct any questions you may have to your manager or HR representative.

Thank you for your continued support as we work as a team towards future success as an independent company.

Sincerely,

Oleg Khaykin

President and Chief Executive Officer

Additional Information

On September 15, 2008, International Rectifier filed a preliminary proxy statement in connection with its 2007 Annual Meeting of Stockholders. International Rectifier stockholders are strongly encouraged to read the preliminary proxy statement and the accompanying WHITE proxy card, and the definitive proxy statement when it becomes available, as they contain important information, including information relating to the participants in International Rectifier’s solicitation of proxies. Stockholders can obtain this proxy statement, the WHITE proxy card and any amendments or supplements to the proxy statement and other documents filed by International Rectifier with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the proxy statement, the WHITE proxy card and any amendments and supplements to the proxy statement are also available for free at International Rectifier’s Internet website at www.irf.com or by writing to International Rectifier Corporation, 101 North Sepulveda Boulevard, El Segundo, California 90245. In addition, copies of the proxy materials may be requested by contacting our proxy solicitor, D.F. King & Co., Inc. at 1-888-605-1957.

International Rectifier will also file a Solicitation/Recommendation Statement on Schedule 14D-9 in the event Vishay Intertechnology, Inc. commences a tender offer for the outstanding shares of International Rectifier common stock. International Rectifier stockholders are strongly encouraged to read the Solicitation/Recommendation Statement when it becomes available, as it will contain important information. Stockholders will be able to obtain this Solicitation/Recommendation Statement, any amendments or supplements to the proxy statement and other documents filed by International Rectifier with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the Solicitation/Recommendation Statement and any amendments and supplements to the Solicitation/Recommendation Statement will also be available for free at International Rectifier’s Internet website at www.irf.com or by writing to International Rectifier Corporation, 101 North Sepulveda Boulevard, El Segundo, California 90245. In addition, copies of the Solicitation/Recommendation Statement may be requested by contacting our proxy solicitor, D.F. King & Co., Inc. at 1-888-605-1957.